PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288211

Aditxt, Inc.

Up to 50,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 50,000,000 shares of our common stock that we may issue and sell to Seven Knots, LLC (“Seven Knots”) from time to time, in our sole discretion, under a common stock purchase agreement that we entered into with Seven Knots on May 2, 2024 (the “Purchase Agreement”). This prospectus covers the resale of these shares by Seven Knots to the public. See “Seven Knots Transaction” for a description of the Purchase Agreement and additional information regarding Seven Knots. Seven Knots is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The purchase price for the shares will be based on formulas set forth in the Purchase Agreement depending upon the type of purchase notice that we submit to Seven Knots from time to time. We will pay the expenses incurred in connection with the issuance of the shares of our common stock. See “Plan of Distribution.”

The total purchase commitment under the Purchase Agreement is $150,000,000. As of the date of this prospectus, we have issued and sold an aggregate of 932,549 shares of our common stock pursuant to the Purchase Agreement resulting in gross proceeds of approximately $23.9 million.

Our common stock is presently listed on The Nasdaq Capital Market under the symbol “ADTX.” On June 18, 2025, the last reported sale price of our common stock was $1.42 per share.

Investing in our securities involves various risks. See “Risk Factors” beginning on page 14 for more information on these risks. Additional risks will be described in the related prospectus supplements under the heading “Risk Factors.” You should review that section of the related prospectus supplements for a discussion of matters that investors in our securities should consider.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2025.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Unless the context indicates otherwise, references in this prospectus to “Aditxt,” “the Company,” “we,” “us,” “our” and similar references refer to Aditxt, Inc.

BUSINESS

 Overview and Mission

We believe the world needs—and deserves—a new approach to innovating that harnesses the power of large groups of stakeholders who work together to ensure that the most promising innovations make it into the hands of people who need them most.

We were incorporated in the State of Delaware on September 28, 2017, and our headquarters are in Mountain View, California. The company was founded with a mission of bringing stakeholders together, to transform promising innovations into products and services that could address some of the most challenging needs. The socialization of innovation through engaging stakeholders in every aspect of it, is key to transforming more innovations, more rapidly, and more efficiently.

At inception, the first innovation we took on was an immune modulation technology titled ADI/Adimune with a focus on prolonging life and enhancing life quality of patients that have undergone organ transplants. Since then, we expanded our portfolio of innovations, and we continue to evaluate a variety of promising health innovations.

Our Model

We are not focused on a single idea or a single molecule. We believe that it is about making sure the right innovation is made possible. Our business model has three main components as follows:

(1)	Securing an Innovation: Our process begins with identifying and securing innovations through licensing or acquisition of an innovation asset. Assets come from a variety of sources including research institutions, government agencies, and private organizations.

(2)	Growing an Innovation: Once an innovation is secured, we surround it with activation resources that take a systemized approach to bringing that idea to life. Our activation resources include innovation, operations, commercialization, finance, content and engagement, personnel, and administration.

(3)	Monetizing an Innovation: Our goal is for each innovation to become commercial-stage and financially and operationally self-sustainable, to create shareholder value.

We engage various stakeholders for each of our programs on every level. This includes identifying researchers and research institution partners, such as Stanford University; leading health institutions to get critical trials underway, such as Mayo Clinic; manufacturing partners who enable us to take innovations from preclinical to clinical; municipalities and governments, such as the city of Richmond and the state of Virginia and public health agencies who work with us to launch our program, Pearsanta’s laboratory; and thousands of shareholders around the globe. We seek to enable promising innovation to become purposeful products that have the power to change lives.

Our Value Proposition

We believe that far too often, promising treatment or technology does not reach commercialization due to lack of expertise, key resources, or efficiency. As a result, potentially life-changing and lifesaving treatments are not available to the individuals who so desperately need them.

We seek to bring the holistic concept of an efficient, socialized ecosystem for advancing and accelerating innovations. Our process: We seek to license or acquire promising innovations. We will then form and build out a subsidiary around each innovation and support the subsidiaries through innovation, operation, commercialization, content and engagement, finance, personnel, and administration to thrive and grow as a successful, monetizable business.

Since our inception, we have built infrastructure consisting of innovation, operation, commercialization, content and engagement, finance, personnel, and administration, to support the rapid transformation of untapped innovations. Each of the main components of our infrastructure has established global access to partnerships with industry leaders, top-rated research and medical institutions, universities, manufacturing and distribution companies, and critical infrastructure such as Clinical Laboratory Improvement Amendments-certified state-of-the art labs and Good Manufacturing Practices manufacturing.

The Shifting Landscape of Innovation

Innovation in general, and health innovations specifically, require significant resources. The convergence of biotech, high-tech, and media offers new possibilities for accelerating breakthrough innovations faster and more efficiently. This approach reflects our mission of “Making Promising Innovations Possible, Together”.

We believe that people deserve access to innovative solutions that have never been more within reach. We believe the best idea, best product and the best solution will come from creating an ecosystem where all stakeholders, such as vendors, customers, municipalities, and shareholders contribute. When we disrupt the way we’re innovating, through our collaborative model, we believe we can move faster and more efficiently to activate viable solutions that have the potential to make a measurable impact.

Our Growth Strategy

We believe that the era of precision and personalized medicine is here and that people around the globe would benefit from health diagnostics and treatments that more accurately pinpoint the problems and more precisely treat the condition. In addition to our current programs, Adimune and Pearsanta, we look to bring in future health innovations in the areas of software and AI, medical devices, therapeutics, and other technologies that take a fundamentally different approach to health because they prioritize personalized precision medicine, timely disease root cause analysis, and targeted treatments.

Year over year, we plan to continue building our infrastructure and securing more personalized and precision health innovations that align with our mission. These opportunities may come in different forms such as intellectual property, an early-stage company, or a late-stage company. We will continue to scale our systemized approach to the innovation process, making large-scale automation and enterprise systems available to our portfolio companies at every stage of their growth. Specifically, certain subsidiaries will need to grow through further M&A activities, operational infrastructure implementation, and development or acquisition of critical technologies.

Our Digital Asset Treasury Strategy

Our digital asset treasury strategy generally involves, from time to time and subject to market conditions, (i) issuing debt or equity securities or engaging in other capital raising transactions and (ii) using the proceeds of such capital raises to acquire digital assets, including bitcoin. Our digital asset treasury strategy may also include purchasing bitcoin-related securities or, given certain market conditions, selling bitcoin and investing such proceeds in assets including cash, cash equivalents, or other interest bearing investments.

We may acquire digital assets, including bitcoin and bitcoin-related holdings, in the amounts and on the timeline we deem optimal. We will continue to monitor market conditions in implementing its strategy and determining whether to engage in future financings to purchase digital assets.

Our Team

Aditxt is led by an entrepreneurial team with passion for transforming promising innovations into successful businesses. Our leadership come from a variety of different industries, with collective expertise in founding startup innovation companies, developing and marketing biopharmaceutical and diagnostic products, designing clinical trials, manufacturing, and management of private and public companies. We have deep experience in identifying and accessing promising health innovations and developing them into products and services with the ability to scale. We understand the capital markets, both public and private, as well as M&A and facilitating complex IPOs.

The following are profiles of three subsidiaries we have formed, including the terms of the intellectual property licenses that have been sublicensed from Aditxt to help build each of the businesses.

OUR PROGRAMS

We are a commercial-stage company with a mission of bringing stakeholders together, to transform promising innovations into products and services that could address some of the most challenging needs. Our current focus spans five critical areas: immune health, precision health, population health, women’s health, and neurologic health. We are developing a robust portfolio and pipeline of products at various stages of development and also regularly seek to acquire complementary assets and products through acquisitions and other strategic transactions. Set forth below is a summary of our current programs.

Program	Focus	Product	Indication	Development	Pre-Launch	Commercial
Adimune	Immune Health	ADI-100	Psoriasis	X
Adimune	Immune Health	ADI-100	Type 1 diabetes	X
Adimune	Immune Health	ADI-100	Stiff-persons syndrome	X
Adimune	Immune Health	ADI-100	Skin allografting	X
Pearsanta	Precision Health	AditxtScore Ab	COVID-19	X	X	X
Pearsanta	Precision Health	AditxtScore NAb	COVID-19	X	X	X
Pearsanta	Precision Health	MET	Endometriosis	X	X
Pearsanta	Precision Health	MPT	Prostate CA	X	X
Pearsanta	Precision Health	UTI	Advanced UTI	X
Pearsanta	Precision Health	MOT	Ovarian CA	X
Pearsanta	Precision Health	PLT	Lung CA	X
Pearsanta	Precision Health	LFA-RVP	Flu A/B, COVID	X
Pearsanta	Precision Health	AditxtScore T1D	Type 1 diabetes	X
Pearsanta	Precision Health	AditxtScore CNS	NMO & MOGAD	X
Brain Scientific	Neuro Health	NeuroCap/NeuroEEG	Epilepsy/TBI/Dementia	X	X

ADIMUNE

Formed in January 2023, Adimune™, Inc. (“Adimune”) is focused on leading our immune modulation therapeutic programs. Adimune’s proprietary immune modulation product Apoptotic DNA Immunotherapy™, or ADI-100™, utilizes a novel approach that mimics how our bodies naturally induce tolerance to our own tissues. It includes two DNA molecules designed to deliver signals to induce tolerance. ADI-100 has been successfully tested in several preclinical models (e.g., skin grafting, psoriasis, type 1 diabetes, multiple sclerosis).

All preclinical studies ADI-100 have been completed providing several data points supporting the potential effectiveness of ADI-100 in restoring durable tolerance over the 10-month duration of the T1D studies both in prevention and treatment study designs. Preclinical safety and toxicology studies have shown absence of drug toxicity, no antibody formation to the drug product, and a lack of persistence in all organs evaluated. Furthermore, Adimune has demonstrated in three separate preclinical studies that ADI-100 does not impair the responsiveness of the immune system to combat infection, cancer, or the tumor fighting capabilities of checkpoint inhibitors.

Good Manufacturing Process (GMP) clinical-grade drug substances have been successfully manufactured by a qualified contract manufacturer. The clinical grade drug substances are now being prepared for shipment to another contract manufacturer to be formulated into the final drug product in preparation for stability testing and use in the clinical trials pending required regulatory submissions. Lastly, two remaining drug product release assays specifically designed for ADI-100 are in the final stages of validation to be used once the final drug product is ready.

Preclinical and manufacturing data, including the clinical-grade drug substance, are essential components of the complete dossier that we intend to submit to the regulatory agencies, which evaluate the safety and quality of the final drug product to be administered in the clinical trials. Adimune has had pre-submission meetings with the regulatory agency in Germany and has completed the additional studies requested.

For the clinical trials that are planned in Germany, Adimune has engaged with a Contract Research Organization (CRO) to manage the process, including site selection for clinical studies planned in psoriasis and type 1 diabetes. In parallel, Adimune is working with the Mayo Clinic to prepare the IND package for FDA submission and is awaiting a pre-IND meeting expected in the second quarter of this year to review the package before full submission. In May 2023, Adimune entered into a clinical trial agreement with Mayo Clinic to advance clinical studies targeting autoimmune diseases of the central nervous system (“CNS”) with the initial focus on the rare, but debilitating, autoimmune disease Stiff Person Syndrome (“SPS”). According to the National Organization of Rare Diseases, the exact incidence and prevalence of SPS is unknown; however, one estimate places the incidence at approximately one in one million individuals in the general population. Pending approval by the International Review Board and U.S. Food and Drug Administration, a human trial for SPS is expected get underway in 2025 with enrollment of 10-20 patients, some of whom may also have type 1 diabetes. ADI-100 will initially be tested for safety and efficacy.

Background

The discovery of immunosuppressive (anti-rejection and monoclonal) drugs over 40 years ago enabled life-saving organ transplantation procedures and blocking of unwanted immune responses in autoimmune diseases. However, immune suppression leads to significant undesirable side effects, such as increased susceptibility to life-threatening infections and cancers, because it indiscriminately and broadly suppresses immune function throughout the body. While the use of these drugs has been justifiable because they prevent or delay organ rejection, their use for treatment of autoimmune diseases and allergies may not be acceptable because of the aforementioned side effects. Furthermore, often transplanted organs ultimately fail despite the use of immune suppression, and about 40% of transplanted organs survive no more than five years.

Through Aditxt, Adimune has the right to use to the exclusive worldwide license for commercializing ADI™ nucleic acid-based technology (which is currently at the pre-clinical stage) from Loma Linda University (“LLU”). ADI™ uses a novel approach that mimics the way the body naturally induces tolerance to our own tissues (“therapeutically induced immune tolerance”). While immune suppression requires continuous administration to prevent rejection of a transplanted organ, induction of tolerance has the potential to retrain the immune system to accept the organ for more extended periods of time. ADI™ may allow patients to live with transplanted organs with significantly reduced immune suppression. ADI™ is a technology platform which we believe can be engineered to address a wide variety of indications.

Advantages

ADI™ is a nucleic acid-based technology (e.g., DNA-based), which we believe selectively suppresses only those immune cells involved in attacking or rejecting self and transplanted tissues and organs. It does so by tapping into the body’s natural cell turnover process (i.e., apoptosis) to retrain the immune system to stop unwanted attacks on self or transplanted tissues. Apoptosis is a natural process used by the body to clear dying cells and to allow recognition and tolerance to self-tissues. ADI™ triggers this process by enabling immune system cells to recognize the targeted tissues as “self.” Conceptually, it is designed to retrain the immune system to accept the tissues, similar to how natural apoptosis reminds our immune system to tolerate to our own “self” tissues.

While various groups have promoted tolerance through cell therapies and ex vivo manipulation of patient cells (i.e., takes place outside the body), to our knowledge, we will be unique in our approach of using in-body induction of apoptosis to promote tolerance to specific tissues. In addition, ADI™ treatment itself will not require additional hospitalization but only an injection of minute amounts of the therapeutic drug into the skin.

Moreover, preclinical studies have demonstrated that ADI™ treatment significantly and substantially prolongs graft survival, in addition to successfully “reversing” other established immune-mediated inflammatory processes.

License Agreement with Loma Linda University

On March 15, 2018, we entered into a License Agreement with LLU (the “LLU License Agreement”), which was subsequently amended on July 1, 2020. Pursuant to the LLU License Agreement, we obtained the exclusive royalty-bearing worldwide license to all intellectual property, including patents, technical information, trade secrets, proprietary rights, technology, know-how, data, formulas, drawings, and specifications, owned or controlled by LLU and/or any of its affiliates and related to therapy for immune-mediated inflammatory diseases (the ADI™ technology). In consideration for the LLU License Agreement, we issued 25,000 shares of common stock to LLU.

PEARSANTA

Formed in January 2023, our majority owned subsidiary Pearsanta™, Inc. (“Pearsanta”) seeks to take personalized medicine to a new level by delivering “Health by the Numbers.” On November 22, 2023, Pearsanta entered into an assignment agreement with FirstVitals LLC (“FirstVitals”), pursuant to which FirstVitals assigned its rights in certain intellectual property and website domain to Pearsanta in consideration of the issuance of 8,334 shares of Pearsanta common stock to FirstVitals. On December 18, 2023, the board of directors of Pearsanta adopted the Pearsanta 2023 Omnibus Equity Incentive Plan (the “Pearsanta Omnibus Incentive Plan”), pursuant to which it reserved 15 million shares of common stock of Pearsanta for future issuance under the Pearsanta Omnibus Incentive Plan and the Pearsanta 2023 Parent Service Provider Equity Incentive Plan (the “Pearsanta Parent Service Provider Plan”) and approved the issuance of 9.32 million options, exercisable into shares of Pearsanta common stock under the Pearsanta Parent Service Provider Plan and the issuance of 4.0 million options, exercisable into shares of Pearsanta common stock, subject to vesting, and 1.0 million restricted common stock shares under the Pearsanta Omnibus Incentive Plan. On January 4, 2024, Pearsanta completed its acquisition of certain assets of MDNA Life Sciences Inc., pursuant to which Pearsanta acquired the Mitomic® Technology platform, patents, and intellectual property in consideration of 5 shares of the Company’s Common Stock, Warrants to purchase 5 shares of the Company’s Common Stock, and 5,000 shares of the Pearsanta Series A Convertible Preferred Stock. On January 13, 2025, the Company announced that its Board of Directors authorized management to explore taking Pearsanta public via a proposed initial public offering in 2025.

On March 21, 2025, Pearsanta acquired certain patents related to the detection of DNA adducts for detection of changes to the DNA that may lead to potentially disease-causing mutations, in consideration of 200 shares of Pearsanta Series B Preferred Stock.

We believe that the best approach may be its early detection. Pearsanta is pioneering the development of molecular tests based on the mitochondrial genome to develop tests for early detection of cancer. Though further technical development and clinical validation is required to determine efficacy in multiple diseases and disease states, our management believes that the unique structural and functional characteristics of mitochondrial DNA (mtDNA), and more specifically mutated mtDNA, make mtDNA a biological system for biomarker identification, early disease detection, monitoring, risk assessment, and therapeutic targeting.

On January 4, 2024, Pearsanta acquired the assets of MDNA Life Sciences Inc. Through the acquisition of these assets, and in particular the Mitomic Technology platform, patents, and intellectual property, our management believes that the Pearsanta is well positioned for research and discovery of mitochondrial DNA based biomarkers, and though untested and requiring clinical validation, the development and commercial application of mitochondrial DNA based biomarkers for a wide spectrum of human diseases.

Pearsanta is continuing to leverage this technology to discover mitochondrial DNA based biomarkers. Though Pearsanta has no commercially available FDA or foreign regulator approved products, Pearsanta has two product candidates in develop and hopes to enter the cancer screening market with these two product candidates, and if proven successful continue to discover mitochondrial DNA based biomarkers and develop a pipeline of disease screening and diagnostics tests. The current in-development products include a potential product for prostate cancer diagnosis and a potential product for the detection of endometriosis. Pearsanta has also discovered mitochondrial DNA based biomarkers, which it believes are associated with ovarian cancer and lung cancer; and Pearsanta intends to pursue the biomarker identification phase of development for pancreatic, liver, breast, stomach, esophageal, and colorectal cancers.

Licensed Technologies – AditxtScore™

We have sublicensed to Pearsanta, an exclusive worldwide sublicense for commercializing the AditxtScore™ technology, which provides a personalized, comprehensive immune system profile. AditxtScore™ is intended to detect individual immune responses to viruses, bacteria, peptides, drugs, supplements, bone marrow and solid organ transplants, and cancer. It also has broad applicability to many other agents of clinical interest impacting the immune system, including those not yet identified, such as emerging infectious agents.

AditxtScore™ is being developed to enable individuals and their healthcare providers to understand, manage, and monitor their immune profiles and to stay informed about attacks on or by their immune system. AditxtScore can also assist the medical community and individuals by anticipating the immune system’s potential response to viruses, bacteria, allergens, and foreign tissues such as transplanted organs. This technology may be able to serve as a warning signal, thereby allowing for more time to respond appropriately. Its advantages include providing simple, rapid, accurate, high throughput assays that can be multiplexed to determine the immune status concerning several factors simultaneously in approximately 3-16 hours. Additionally, it can evaluate and differentiate between distinct types of cellular and humoral immune responses (e.g., T and B cells and other cell types). It also provides for simultaneous monitoring of cell activation and levels of cytokine release (i.e., cytokine storms).

In collaboration with its partners, the platforms underlying AditxtScore are being further evaluated for evaluating the immune status of individuals including those with hypersensitivity to certain antigens (e.g., patients with autoimmunity). These tests may become tools that can monitor dynamic changes after administration of immunotherapies designed to tolerize to these target antigens.

Advantages

The sophistication of the AditxtScore technology includes the following:

●	greater sensitivity/specificity;

●	20-fold higher dynamic range, greatly reducing signal to noise compared to conventional assays;

●	ability to customize assays and multiplex a large number of analytes with speed and efficiency;

●	ability to test for cellular immune responses (i.e., T and B cells and cytokines); and

●	proprietary reporting algorithm.

License Agreement with Leland Stanford Junior University (“Stanford”)

On February 3, 2020, we entered into an exclusive license agreement (the “February 2020 License Agreement”) with Stanford regarding a patent concerning a method for detection and measurement of specific cellular responses. Pursuant to the February 2020 License Agreement, we received an exclusive worldwide license to Stanford’s patent with regard to use, import, offer, and sale of Licensed Products (as defined in the February 2020 License Agreement). The license to the patented technology is exclusive, including the right to sublicense, beginning on the effective date of the agreement, and ending when the patent expires. Under the exclusivity agreement, we acknowledged that Stanford had already granted a non-exclusive license in the Nonexclusive Field of Use, under the Licensed Patents in the Licensed Field of Use in the Licensed Territory (as those terms are defined in the February 2020 License Agreement). However, Stanford agreed not to grant further licenses under the Licensed Patents in the Licensed Field of Use in the Licensed Territory. On December 29, 2021, we entered into an amendment to the February 2020 License Agreement which extended our exclusive right to license the technology deployed in AditxtScore™ and securing worldwide exclusivity in all fields of use of the licensed technology.

Acquired Technologies – Mitomic® Technology Platform

In January 2024 Pearsanta acquired the assets comprising our Mitomic® Technology platform from MDNA Life Sciences Inc. This platform seeks to harness the unique properties of mitochondrial DNA (“mtDNA”) to detect disease through non-invasive, blood-based liquid biopsies. Though further technical development and clinical validation is required to determine efficacy in multiple diseases and disease states, our management believes that the unique structural and functional characteristics of mtDNA, and more specifically mutated mtDNA, make mtDNA a biological system for biomarker identification, early disease detection, monitoring, risk assessment, and therapeutic targeting.

Pearsanta plans to license distribution rights through various agreements with U.S.-based and international business partners to commercialize our Mitomic® Technology, should Mitomic® tests be successfully developed and successfully approved by the FDA or a foreign regulator. We believe our biomarker portfolio covers many high-clinical need cancers, with potential applications outside oncology.

Aditxt leases and operates a state-of-the-art facility located in Richmond VA, that is a high-complexity, CLIA-certified, and CAP-accredited laboratory equipped to accommodate rapid development and rollout of innovative laboratory tests for the clinical market. Our laboratory facility is optimized for contamination prevention including dedicated workspaces for key functions; advanced molecular biology capabilities including digital PCR, real-time PCR, automated electrophoresis with scale-up capacity and redundancy; and automated and semi-automated (robotic) processes for DNA/RNA isolation and liquid handling to achieve efficient and standardized workflows.

Our Mitomic® Products and Product Candidates

The Mitomic® Technology is designed to target mutations in mitochondrial DNA to detect disease. Every human cell is home to multiple copies of mitochondrial DNA, some of which become mutated beyond repair when cells are stressed by diseases such as cancer. Though further technical development and clinical validation is required to determine efficacy, Mitomic® tests are being designed to detect this mutated DNA, which can accumulate from the very early stages of a disease. If the development of Mitomic® tests is successful and if Mitomic® tests can achieve their still unproven objective of early disease detection, our Mitomic® Technology presents an opportunity to detect disease before it presents clinically.

The Mitomic® Technology platform is designed to identify biomarker targets, develop robust assays, discover new biomarkers, and develop new products. The biomarker identification program is based on the identification of a new class of molecules generated through a process associated with mitochondria. The Mitomic® Technology platform has already discovered biomarkers which are believed to be associated with cancer and has generated an “in-silico” database, which is an experiment that generates thousands of potential biomarkers, developed through computer software and simulation.

To date, the Mitomic® Technology biomarker discoveries have identified numerous biomarker targets from the in-silico database and we plan to use these biomarker targets in its various assay development programs.

Mitomic® Prostate Test (MPT™) is currently in development and is being designed as a blood-based assay that quantifies the level of the 3.4kb mitochondrial DNA deletion. Published analytical data for the 3.4kb mitochondrial DNA deletion associated with prostate cancer, suggests the 3.4kb mitochondrial DNA deletion may be able to identify clinically significant prostate cancer for men in the prostate-specific antigen (PSA) grey zone (PSA < 10ng/ml) and if proven through ongoing clinical study, the 3.4kb mitochondrial DNA deletion may be able to aid in the decision to biopsy. Some of the significant clinical challenges that have not been met for prostate cancer are that up to 50% of men will be ‘over’ diagnosed with cancer that never harms them and the risks associated with treatment of low-grade cancers (≤ Gleason 6) appear to outweigh the benefits –e.g. urinary incontinence, erectile dysfunction.  NIH National Cancer Institute reports this number is even higher at ~ 75% based on 5-year survival rates. Seer database (https://seer.cancer.gov/statfacts/html/prost.html).

Our Mitomic® Prostate Test is in development and is being designed with the following objectives:

●	Simple – The test is expected to be completed using a patient’s blood sample and is not expected to require an algorithm.

●	Provide New Information – If ongoing clinical studies support the published analytical data for the 3.4kb mitochondrial DNA deletion, healthcare providers will be provided with new information related to clinically significant prostate cancer – independent of PSA, age, and family history.

Mitomic Endometriosis Test (MET™) is currently in development and is being designed as a blood-based assay that quantifies the level of one or more mitochondrial DNA deletions which published analytical data suggest are associated with endometriosis – a condition affecting approximately 1 in 10 women according to Endometriosis World and the World Health Organization. The Mitomic Endometriosis Test is intended for use in females of child-bearing age who present symptoms of endometriosis to determine whether medical or surgical intervention is warranted.

Endometriosis occurs when the tissue of the uterus (endometrium) grows on areas where it does not belong, most often on the ovaries, fallopian tubes, outer surface of the uterus, and tissues holding the uterus, but can be found almost anywhere in the body. Endometriosis is challenging to identify, and on average takes ten years to diagnose, and when patients are finally diagnosed, greater than 90% have moderate to severe symptoms.

Acquired Technologies – Adductomics Technology

On March 21, 2025, Pearsanta acquired certain patents related to the detection and analysis of DNA adducts. DNA adducts are chemically modified nucleotides that result from exposure to carcinogens and other damaging agents, serving as early indicators of genomic instability and increased cancer risk. The acquired technology includes proprietary mass-tag enhancements designed to improve the sensitivity and specificity of DNA adduct detection across a full genomic landscape.

Pearsanta intends to develop this platform to enable a comprehensive, panoramic assessment of DNA adducts using urine, blood, or solid tissue samples. This approach aims to provide actionable insights into DNA damage before mutations occur, offering the potential to identify environmental or biological factors that contribute to cancer risk. The development roadmap includes further validation of the technology and the creation of commercially available diagnostic kits. While still in the early stages, Pearsanta anticipates that additional development over the next two to three years will advance this platform toward clinical and commercial applications.

BRAIN SCIENTIFIC

We do not believe that precision health is limited to biochemical or immunological testing data. We continue to seek to identify platform technologies that enhance our portfolio of product lines that meet our vision of improving health by providing better access to care and developing innovative therapies. We believe that neurological testing also provides important information regarding brain health. We identified certain assets that were then subject to an insolvency proceeding that we believe have the potential to expand the use of EEG recordings more easily and make them more accessible in decentralized locations. We believe that these assets also have the potential to gather and process data obtained from various media (e.g. electroencephalogram (“EEG”) recordings, MRI and other imaging media) to assist with more complex diagnoses.

In January 2024, we entered an Assignment and Assumption Agreement (the “Brain Assignment Agreement”) with the agent (the “Agent”) of certain secured creditors (the “Brain Creditors”) of Brain Scientific, Inc., a Nevada corporation (“Brain Scientific”) and Philip J. von Kahle (the “Brain Seller”), as assignee of Brain Scientific and certain affiliated entities (collectively, the “Brain Companies”) under an assignment for the benefit of creditors pursuant to Chapter 727 of the Florida Statutes. Pursuant to the Brain Assignment Agreement, the Agent assigned its rights under that certain Asset Purchase and Settlement Agreement dated October 31, 2023 between the Brain Seller and the Agent (the “Brain Asset Purchase Agreement”) to the Company in consideration for the issuance by the Company of an aggregate of 6,000 shares of our newly designated Series B-1 Convertible Preferred Stock. In connection with the Brain Assignment Agreement, we entered into a patent assignment with the Brain Seller, pursuant to which the Brain Seller assigned all of its rights, titles and interests in certain patents and patent applications that were previously held by the Brain Companies to us. The intellectual property acquired relates to certain neurology products and motion products.

Neurology Products

The neurology products were designed to simplify the completion of EEG recordings in a more ambulatory setting. The NeuroCap™ and NeuroEEG™ products, which were 510K FDA cleared pre-launch ready, are focused on providing efficient tools to the EEG medical market. These technologies were designed to allow a miniature, wireless, clinical device capable of recording an EEG and provide the data to medical staff without the need to use bulky hardware or a neurology technician for the placement of the cap.

The NeuroCap™ is an FDA-cleared disposable, soft layered cap with an integrated electrode circuit designed to address conventional EEG systems’ existing problems. The silver embedded wiring is pre-gelled, requiring no preparation of the skin before application. NeuroCap™ makes it possible for medical staff of all levels to perform EEG tests, without having to laboriously apply electrodes one-by-one or spend considerable time cleaning an EEG headset after each use.

The NeuroCap™ works in parallel with the NeuroEEG™ amplifier device to carry out EEG tests. The NeuroCap™ can also work with other EEG devices. The NeuroCap™’s electrode placement follows standard alignment pursuant to the international 10-20 system. The acquisition of electrical brain activity is carried out by non-invasive pre-gelled passive Ag/AgCl scalp (cutaneous) electrodes, ensuring maximum comfort for the wearer.

The motion products are small piezoelectric motors which are designed for and expected to have valuable and beneficial uses as motors within medical devices and devices outside of the MedTech industry. We believe that these technologies will help us expand our technology focused products.

ADIVIR

Formed in April of 2023, Adivir™, Inc. (“Adivir”) is Aditxt’s most recently formed wholly owned subsidiary, dedicated to the clinical and commercial development efforts of innovative antiviral products, which have the potential to address a wide range of infectious diseases, including those that currently lack viable treatment options.

Background

On April 18, 2023, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Cellvera Global Holdings LLC (“Cellvera Global”), Cellvera Holdings Ltd. (“BVI Holdco”), Cellvera, Ltd. (“Cellvera Ltd.”), Cellvera Development LLC (“Cellvera Development” and together with Cellvera Global, BVI Holdco, Cellvera Ltd. and Cellvera Development (the “Sellers”), AiPharma Group Ltd. (“Seller Owner” and collectively with the Sellers, “Cellvera”), and the legal representative of Cellvera, pursuant to which, the Company will purchase Cellvera’s 50% ownership interest in G Response Aid FZE (“GRA”), certain other intellectual property and all goodwill related thereto (the “Acquired Assets”). Unless expressly stated otherwise herein, capitalized terms used but not defined herein have the meanings ascribed to them in the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the consideration for the Acquired Assets consists of (A) $24.5 million, comprised of: (i) the forgiveness of the Company’s $14.5 million loan to Cellvera Global, and (ii) approximately $10 million in cash, and (B) future revenue sharing payments for a term of seven years. GRA holds an exclusive, worldwide license for the antiviral medication, Avigan® 200mg, excluding Japan, China and Russia. The other 50% interest in GRA is held by Agility, Inc. (“Agility”).

Additionally, upon the closing, the share exchange agreement previously entered into as of December 28, 2021, between Cellvera f/k/a AiPharma Global Holdings, LLC (together with other affiliates and subsidiaries) and the Company, and all other related agreements, will be terminated.

The obligations of the Company to consummate the closing under the Asset Purchase Agreement are subject to the satisfaction or waiver, at or prior to the closing of certain conditions, including but not limited to, the following:

(i)	Satisfactory completion of due diligence;

(ii)	Completion by the Company of financing sufficient to consummate the transactions contemplated by the Asset Purchase Agreement;

(iii)	Receipt by the Company of all required consents from governmental bodies for the acquisition, including but not limited to, any consents required to complete the transfer and assignment of Cellvera’s membership interests in GRA;

(iv)	Receipt of executed payoff letters reflecting the amount required to be fully pay all of each of Seller’s and Seller Owner’s debt to be paid at closing;

(v)	Receipt by the Company of a release from Agility;

(vi)	Execution of an agreement acceptable to the Company with respect to the acquisition by the Company of certain intellectual property presently held by a third party;

(vii)	Execution of an amendment to an asset purchase agreement previously entered into by Cellvera with a third party that effectively grants the Company the rights to acquire the intellectual property from the third party under such agreement;

(viii)	Receipt of a fairness opinion by the Company with respect to the transactions contemplated by the Asset Purchase Agreement; and

(ix)	Receipt by the Company from the Seller Owner of written consent, whether through its official liquidator or the board of directors of Seller Owner, to the sale and purchase of the acquired assets and assumed liabilities pursuant to the Asset Purchase Agreement.

In October 2024, the Company received notice that Cellvera was the subject of a liquidation proceeding and that a liquidator had been appointed by the order of the Eastern Caribbean Supreme Court. As a result, the Company does not presently believe that the proposed acquisition of Cellvera will be completed as proposed or at all.

Our commitment to building our antiviral portfolio is strategic and timely. We believe that there has never been a more important time to address the growing global need to uncover new treatments or commercialize existing ones that treat life-threatening global viral infections.

Recent Developments

Series A-1 Convertible Preferred Stock Redemptions

For the period beginning April 1, 2025 through the date of this report, the Company redeemed approximately 268 shares of Series A-1 Convertible Preferred Stock for $308,000.

Evofem Note

On April 8, 2025, the Company entered into a Securities Purchase Agreement (the “Evofem Note Purchase Agreement”) with Evofem, pursuant to which the Company purchased (i) a senior subordinated convertible note (the “Evofem Note”) of Evofem in the principal amount of $2,307,692.31, and (ii) a warrant (the ” Evofem Warrant”) to purchase 149,850,150 shares of Evofem common stock for a purchase price of $1,500,000.

The Evofem Note is a senior subordinate obligation of Evofem and will accrue interest at a rate of 8% per annum, which will adjust to 12% upon an Event of Default (as defined in the Evofem Note). The Evofem Note is initially convertible into shares of common stock of Evofem at a conversion price of $0.0154 per share, subject to adjustment as described therein. The Evofem Note may not be converted by the Company if, after giving effect to such conversion, the Company would beneficially own in excess of 9.99% of Evofem common stock. Unless earlier converted, or redeemed, the Evofem Note will mature on April 8, 2028.

The Evofem Warrant is exercisable into shares of common stock of Evofem at an exercise price of $0.0154, subject to adjustment as described therein, and may be exercised on a cashless basis. The Evofem Warrant may not be exercised by the Company if, after giving effect to such exercise, the Company would beneficially own in excess of 9.99% of Evofem stock. The Evofem Warrant is exercisable for a term of five years.

Nasdaq Compliance

On April 8, 2025, the Company received a letter from The Nasdaq Stock Market, LLC stating that the Company had regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). Consequently, the hearing before the Hearings Panel scheduled to take place on April 22, 2025 was cancelled.

Adjuvant Call Option

On April 10, 2025, the Company entered into a Call Option Agreement (the “Option Agreement”) with Adjuvant Global Health Technology Fund, L.P. and Adjuvant Global Health Technology fund DE, L.P. (collectively, the “Security Holder”) and Evofem, pursuant to which the Security Holder granted the Company a call option (the “Option”) to purchase, at the sole discretion of the Company, the Evofem Securities (defined below) for an aggregate purchase price of $13 million. The “Evofem Securities” consist of convertible promissory notes of Evofem in the aggregate principal amount of $25 million and certain right to receive common stock agreements issued by Evofem. The Option has a term commencing on or after the satisfaction in full of the repayment obligations under that certain Securities Purchase and Security Agreement by and between Evofem, Future Pak, LLC and the designated agent dated April 23, 2020, as amended to date (the “Future Pak Note”), until 5:00 Pacific time on June 30, 2025 (the “Call Period”). Pursuant to the Option Agreement, the Security Holder may not transfer the Evofem Securities without the prior written consent of the Company; provided, however, that (i) if the Company has not provided $1.5 million of capital to Evofem by April 30, 2025 (the “Funding Milestone”), the Security Holder may transfer the Evofem Securities after April 30, 2025 without the prior written consent of the Company; (ii) if the Funding Milestone has not been satisfied and the Future Pak Note is still held by Future Pak on May 31, 2025, the Security Holder may transfer the Evofem Securities after May 31, 2025, without the prior written consent of the Company; and (iii) if at any time the repayment obligations of the Future Pak Note have been satisfied through or by a transaction not associated with either the Company or the transactions contemplated under the Amended and Restated Agreement and Plan of Merger, as amended to date, by and between the Company, Adifem, Inc. and Evofem, the Security Holder may transfer the Evofem Securities, without the prior written consent of the Company.

April Notes

On April 24, 2025, the Company issued and sold senior notes (each, an “April Note”) to accredited investors in the aggregate original principal amount of $256,250 for a purchase price of $205,000, reflecting an aggregate original issue discount of $51,250. The April Notes bear interest at a rate of 10% per annum and have a maturity date of May 15, 2025 (the “April Notes Maturity Date”). So long as any amounts remain outstanding under the April Notes, 100% of the gross proceeds received by the Company on or after the date hereof from sales of common stock of the Company pursuant to any at-the-market offering, equity-line or other similar transaction shall be used to repay the April Notes. The April Notes contain certain standard events of default, as defined in the April Note. Following the April Notes Maturity Date and until all of the April Notes have been satisfied, the Company shall be prohibited from taking certain actions, including but not limited to, incurring any additional indebtedness, redeeming any capital stock or declaring or paying any dividends.

May Senior Secured Note

On May 9, 2025, the Company entered into a securities purchase agreement (the “May Purchase Agreement”) with an accredited investor, pursuant to which the Company issued and sold a 30% Original Issue Discount Senior Secured Note (the “ May Senior Secured Note”) to an accredited investor in the original principal amount of $3,114,286 for a purchase price of $2,000,000. The May Senior Secured Note bears interest at a rate of 10% per annum (the “May Senior Secured Interest Rate”) and has a maturity date of May 12, 2025 (the “May Senior Secured Maturity Date”). The Note contains certain standard events of default, as defined in the Note (each, an “May Senior Secured Event of Default”). Following any May Senior Secured Event of Default, the May Senior Secured Interest Rate on the May Senior Secured Note is automatically increased to 20% per annum to the extent permitted by law.

In connection with the May Purchase Agreement, the Company entered into forbearance agreements (each, a “May Forbearance Agreement”) with the holders (each, a “Preferred Holder”) of certain outstanding shares of the Company’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Shares”) and the Company’s Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Shares”). Pursuant to the May Forbearance Agreement, the Company agreed, in consideration of the settlement of the Preferred Holder’s claims and obligations with respect to one or more Triggering Events (as defined in the applicable Certificate of Designation) that: (i) provided that the Company receives gross proceeds of an aggregate of $10 million or more in the Proposed Offerings (as defined in the Forbearance Agreement), the Company shall concurrently redeem 5,124 of the Series A-1 Preferred Shares allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption (as defined in the Certificate of Designation of the Series A-1 Preferred Shares), (ii) provided that the Company receives gross proceeds of $20 million or more in the Proposed Offerings, the Company shall concurrently redeem 8,200 of the Series A-1 Preferred Shares (or, if less, the remaining Series A-1 Preferred Shares then outstanding assuming the completion of any exercised Reinvestment Right (as defined in the Forbearance Agreement with respect thereto) allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption, (iii) by no later than the first business day following the closing of any Additional Offering (as defined in the Forbearance Agreement), the Company shall redeem any remaining Series C-1 Preferred Shares (after giving effect to any Reinvestment Right with respect thereto) in a Company Optional Redemption, (iv) if the Company sells any securities pursuant to any VRT Potential Offering (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption, and (v) if the Company consummates any EVFM Sale (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption.

Appili Therapeutics, Inc. Arrangement Agreement Termination

On May 19, 2025, the Company provided notice to Appili Therapeutics, Inc. that it was terminating the Arrangement Agreement effective as of May 31, 2025.

Promissory Notes

On May 22, 2025, Amro Albanna, the Chief Executive Officer of the Company loaned $233,000 to the Company. The loan was evidenced by an unsecured promissory note (the “Albanna May Promissory Note”). Pursuant to the terms of the Albanna May Promissory Note, it will accrue interest at the Prime rate of seven and one-half percent (7.5%) per annum and is due on the earlier of November 22, 2025 or an Event of Default (as defined in the Albanna May Promissory Note).

On June 5, 2025, Shahrokh Shabahang, the Chief Innovation Officer of the Company loaned $70,000 to the Company. The loan was evidenced by an unsecured promissory note (the “Shabahang June Note”). Pursuant to the terms of the Shabahang June Note, it will accrue interest at the Prime rate of seven and one-half percent (7.5%) per annum and is due on the earlier of December 5, 2025 or an Event of Default (as defined in the Shabahang June Note).

Appointment to the Board of Directors

On June 5, 2025, the Board of Directors (the “Board”) of the Company, with the recommendation of the Nominating and Corporate Governance Committee, appointed Ms. Saundra Pelletier as a member of the Board.

At the Market Offerings

From the period of April 1, 2025 through the date of this prospectus, the Company sold an aggregate of 1,124,342 shares of common stock at an average price of $2.57 per share under its At The Market Offering Agreement. The sale of the shares generated net proceeds of approximately $2,748,482 after paying fees and expenses.

Corporate Information

We were incorporated as a Delaware corporation on September 28, 2017. Our principal executive offices are located at 2569 Wyandotte Street, Suite 101, Mountain View, CA 94043, and our telephone number is (650) 870-1200.

THE OFFERING

Securities offered by the Selling Stockholder	Up to 50,000,000 shares of common stock.

Terms of the offering	The Selling Stockholder will determine when and how it will dispose of any shares of common stock registered under this prospectus for resale.

Common stock outstanding prior to this offering	2,431,152 shares.

Common stock to be outstanding after this offering	52,431,152 shares.

Use of proceeds	We will not receive any proceeds from the resale of shares of our common stock offered by this prospectus by the Selling Stockholder. However, we may receive up to $126,140,804 in aggregate gross proceeds under the Purchase Agreement from sales of Class B Common Stock that we may elect to make to the Selling Stockholder pursuant to the Purchase Agreement, if any, from time to time in our discretion.

We intend to use the net proceeds from sales, if any, under the Purchase Agreement, for (i) redemptions of outstanding preferred stock, (ii) obligations under currently contemplated acquisitions, (iii) purchases of digital assets in accordance with our digital asset treasury strategy, as well as (iv) for general corporate purposes, including working capital and other general and administrative purposes See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 14 of this prospectus, as well as other information included in this prospectus, for a discussion of factors you should read and consider carefully before investing in our securities.

Nasdaq Capital Markets symbol	Our common stock is listed on The Nasdaq Capital Markets under the symbol “ADTX”.

The number of shares of our common stock to be outstanding after this offering as shown above is based on 2,431,152 shares outstanding as of June 18, 2025, and excludes as of that date:

●	2,680 shares of our Common Stock issuable upon exercise of warrants, subject to vesting having a weighted average exercise price of $659,707 per share;

●	59 shares of our Common Stock issuable upon exercise of outstanding options under our 2017 Equity Incentive Plan and 2021 Equity Incentive Plan or the 2017 Plan and the 2021 plan, respectively, subject to vesting;

●	2,456 shares of our Common Stock issuable upon conversion of outstanding Series A-1 Convertible Preferred Stock;

●	332 shares of our Common Stock issuable upon conversion of outstanding Series B-1 Convertible Preferred Stock;

●	279 shares of our Common Stock issuable upon conversion of outstanding Series B-2 Convertible Preferred Stock; and

●	87 shares of our Common Stock issuable upon conversion of outstanding Series C-1 Convertible Preferred Stock.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus, together with all of the other information contained or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to this Offering

As of the date of this prospectus, we have entered into several agreements and may enter into additional agreements following the date hereof, which will limit our discretion with respect to the use of the net proceeds from the Purchase Agreement. Following our satisfaction of such obligations, we will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

On August 28, 2024, we entered into Letter Agreement with each of the Holders of our May Senior Notes, pursuant to which we agreed that we would apply 40% of the net proceeds from any sales of common stock under this prospectus to make payments on the May Senior Notes in the aggregate principal amount of $986,379.68 and the July Senior Notes in the aggregate principal amount of $1.5 million (collectively, the “Senior Notes”). As of the date of this prospectus, the Senior Notes have been repaid in full. In addition, pursuant to the Letter Agreement, commencing on the date that the Senior Notes have been repaid in full, we agreed to redeem all holders (each, a “Series C-1 Holder”) of our then outstanding Series C-1 Convertible Preferred Stock which have a stated value of $10,853,000 (ratably based on the amount of Preferred Stock then held by each Series C-1 Holder) in an amount equal to, in the aggregate among all Series C-1 Holders, 40% of the net proceeds from any sales of common stock under this prospectus. On May 9, 2025, we entered into forbearance agreements (each, a “Forbearance Agreement”) with the holders (each, a “Holder”) of certain outstanding shares of the Company’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Shares”) and the Company’s Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Shares”). Pursuant to the Forbearance Agreement, the Company agreed, in consideration of the settlement of the Holder’s claims and obligations with respect to one or more Triggering Events (as defined in the applicable Certificate of Designation) that: (i) provided that the Company receives gross proceeds of an aggregate of $10 million or more in the Proposed Offerings (as defined in the Forbearance Agreement), the Company shall concurrently redeem 5,124 of the Series A-1 Preferred Shares allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption (as defined in the Certificate of Designation of the Series A-1 Preferred Shares), (ii) provided that the Company receives gross proceeds of $20 million or more in the Proposed Offerings, the Company shall concurrently redeem 8,200 of the Series A-1 Preferred Shares (or, if less, the remaining Series A-1 Preferred Shares then outstanding assuming the completion of any exercised Reinvestment Right (as defined in the Forbearance Agreement with respect thereto) allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption, (iii) by no later than the first business day following the closing of any Additional Offering (as defined in the Forbearance Agreement), the Company shall redeem any remaining Series C-1 Preferred Shares (after giving effect to any Reinvestment Right with respect thereto) in a Company Optional Redemption, (iv) if the Company sells any securities pursuant to any VRT Potential Offering (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption, and (v) if the Company consummates any EVFM Sale (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption.

Following the date of this prospectus, we may enter into additional agreements that further limit our discretion with respect to the proceeds from the Purchase Agreement. Following the satisfaction of our obligations under such agreements, our management will have broad discretion in the application of the proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow, and could cause the price of our common stock to decline.

If we sell shares of our common stock under the Purchase Agreement, our existing stockholders may experience immediate dilution and, as a result, our stock price may go down.

Pursuant to the Purchase Agreement, we have agreed to sell up to $150,000,000 of shares of our common stock at our option and subject to certain limitations, and up to 2,250,000 shares of our common stock as consideration for Seven Knots’ commitment to enter into the Purchase Agreement. As of the date of this prospectus, we have issued and sold an aggregate of 932,549 shares of our common stock under the Purchase Agreement resulting in gross proceeds of approximately $23.9 million. For additional details on this financing arrangement, please refer to “Seven Knots Transaction” and “Plan of Distribution” located elsewhere in this prospectus. The sale of shares of our common stock pursuant to the Purchase Agreement will have a dilutive impact on our existing stockholders. Seven Knots may resell some or all of the shares we issue to it under the Purchase Agreement and such sales could cause the market price of our common stock to decline, which decline could be significant.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 50,000,000 shares being registered for resale under the registration statement that includes this prospectus, in order to receive aggregate gross proceeds equal to the total remaining commitment of $126,140,804 under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective.

Risks Related to our Digital Asset Treasury Strategy

Our digital asset treasury strategy exposes us to various risks, including risks associated with bitcoin.

Our digital asset treasury strategy exposes us to various risks, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $50,000 per bitcoin and above $111,000 per bitcoin in the past 12 months. The trading price of bitcoin significantly decreased during prior periods, and such declines may occur again in the future.

Bitcoin does not inherently pay interest or dividends. Bitcoin does not inherently pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings may significantly impact our financial results and the market price of our listed securities. Our bitcoin holdings are expected to impact our financial results and the market price of our listed securities. See “Risks Related to Our Digital Asset Treasury Strategy and Holdings—Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.”

Our assets may become concentrated in bitcoin. A portion of our assets may become concentrated in our bitcoin holdings. The concentration of our assets in bitcoin limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

We will purchase bitcoin primarily using proceeds from equity and debt financings. Our ability to achieve the objectives of our digital asset treasury strategy depends in significant part on our ability to obtain equity and debt financing. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our digital asset treasury strategy.

Our digital asset strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold digital assets, including bitcoin. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. If bitcoin prices were to decline or our digital asset treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We will be subject to counterparty risks, including in particular risks relating to our custodians. Although we expect to implement various measures that are designed to mitigate our counterparty risks, such as storing substantially all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Changes in the accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. ASU 2023-08 requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. Due in particular to the volatility in the price of bitcoin, the adoption of ASU 2023-08 could have a material impact on our financial results, increase the volatility of our financial results, and affect the carrying value of our bitcoin on our balance sheet. As described in greater detail under the risk factor heading “Unrealized fair value gains on our bitcoin holdings could cause us to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022,” ASU 2023-08 could also have adverse tax consequences. These impacts could in turn have a material adverse effect on our financial results and the market price of our listed securities.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Unrealized fair value gains on our bitcoin holdings could cause us to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022.

The U.S. enacted the Inflation Reduction Act of 2022 (“IRA”) in August 2022. Unless an exemption applies, the IRA imposes a 15% corporate alternative minimum tax (“CAMT”) on a corporation with respect to an initial tax year and subsequent tax years, if the average annual adjusted financial statement income for any consecutive three-tax-year period preceding the initial tax year exceeds $1 billion. On September 12, 2024, the Department of Treasury and the Internal Revenue Service issued proposed regulations with respect to the application of the CAMT.

In connection with the implementation of our digital asset treasury strategy, we may adopt ASU 2023-08. ASU 2023-08 requires us to measure our bitcoin holdings at fair value in our statement of financial position, with gains and losses from changes in the fair value of our bitcoin recognized in net income each reporting period. When determining whether we are subject to CAMT and when calculating any related tax liability for an applicable tax year, the proposed regulations provide that, among other adjustments, our adjusted financial statement income must include this ratable amount in addition to any unrealized gains or losses reported in the applicable tax year.

Accordingly, as a result of the enactment of the IRA and our adoption of ASU 2023-08, unless the IRA is amended or the proposed regulations with respect to CAMT, when finalized, are revised to provide relief (or other interim relief is granted), we could become subject to the CAMT in future tax years. If we become subject to the CAMT, it could result in a material tax obligation that we would need to satisfy in cash, which could materially affect our financial results, including our earnings and cash flow, and our financial condition.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our listed securities. Our financial results and the market price of our listed securities would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past, including during 2022), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors; (ii) actual or expected significant dispositions of bitcoin by large holders, including the expected liquidation of digital assets seized by governments or associated with entities that have filed for bankruptcy protection, such as the (a) transfers of bitcoin to creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024, (b) transfers of bitcoin to claimants following proceedings related to a 2016 hack of Bitfinex, which claims are currently being adjudicated, (c) sales of bitcoin by the German government following the seizure of about 50,000 bitcoin in January 2024 from the operator of Movie2k.to, or (d) potential sales of 69,370 bitcoin seized from the Silk Road marketplace by the U.S. Department of Justice; and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products (“ETPs”);

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;

●	changes in consumer preferences and the perceived value or prospects of bitcoin;

●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto;

●	developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect bitcoin;

●	disruptions, failures, unavailability, or interruptions in services of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which was subsequently dismissed on May 29, 2025, which initially sought to freeze all of its assets during the pendency of the enforcement action and resulted in Binance discontinuing all fiat deposits and withdrawals in the U.S.;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of bitcoin mining, which could further increase the costs associated with bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the Bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, and the adverse impacts attributable to global conflicts, including those between Russia and Ukraine and in the Middle East.

Our operating results may be dependent on the price of digital assets and bitcoin. If such price declines, our business, operating results, and financial condition would be adversely affected.

Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. As part of our digital asset treasury strategy, we may have significant investments in bitcoin and bitcoin-related assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of bitcoin and financial contracts linked to bitcoin. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017 and 2021, the value of certain digital assets, including bitcoin, experienced steep increases in value, followed by steep declines in 2018 and 2022. After recovering from the 2018 decline and reaching record highs in December 2021, the value of the total crypto market cap declined by approximately 64% in the twelve months ended December 31, 2022. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX impacted digital assets prices in 2022 and the majority of 2023. We believe that the approval and launch of spot-based bitcoin ETFs in the U.S. in the first quarter of 2024 and the election of President Donald Trump in the fourth quarter of 2024 drove up the crypto market capitalization again in 2024, but the crypto market generally declined in the first quarter of 2025. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

●	market conditions across the cryptoeconomy;

●	changes in liquidity, volume, and trading activities;

●	trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in digital assets and digital asset trading platforms;

●	negative publicity and events relating to the cryptoeconomy;

●	unpredictable social media coverage or “trending” of digital assets;

●	the ability for digital assets to meet user and investor demands;

●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

●	consumer preferences and perceived value of digital assets and digital asset markets;

●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

●	regulatory (including enforcement) or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;

●	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity of digital asset trading platforms;

●	interruptions in service from or failures of major digital asset trading platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support cryptocurrency-related projects;

●	level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. For example, in 2022 we witnessed dampened demand for trading digital assets in the wake of industry turmoil. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition could be adversely affected.

Our operating results may be dependent on the prices of digital assets and volume of digital asset transactions, which have historically been volatile and are subject to social media and publicity risks.

Activities in bitcoin and other digital assets also receive a high degree of public scrutiny, both from traditional media sources and through social media and other forums. Unfavorable publicity regarding bitcoin has adversely affected the price of bitcoin, as has unfavorable publicity involving other digital assets or digital asset-focused firms. Bitcoin has in the past, and may in the future, be the target of media criticism, including regarding the market value, utility and environmental effects of bitcoin. Such unfavorable media coverage could continue to materially impact decisions to buy, hold, or trade bitcoin and, as a result, impact the price of bitcoin.

In addition, social media posts and other statements and actions by prominent individuals, including Elon Musk and Michael Saylor, have resulted in outsized movements in the market price of bitcoin and other cryptocurrencies. It is possible that future statements by Mr. Musk, Mr. Saylor and other individuals concerning bitcoin and other cryptocurrencies will have disproportionate impacts on the market price of bitcoin and other digital assets.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, within the past several years:

●	President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and this working group is required to submit a report with regulatory and legislative proposals on or before July 22, 2025;

●	in January 2025, the SEC announced the formation of a “Crypto Task Force,” which was created to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend policy measures with respect to digital asset security status, registration and listing of digital asset-based investment vehicles, and digital asset custody, lending and staking;

●	in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like bitcoin;

●	in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets;”

●	in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and

●	in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed on May 29, 2025, the SEC or other regulatory agencies may initiate similar actions in the future, which could materially impact the price of bitcoin and our ability to own or transfer bitcoin.

It is not possible to predict whether or when new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether or when any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of bitcoin, as well as our ability to hold or transact in bitcoin, and in turn adversely affect the market price of our listed securities.

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for bitcoin-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.

Because we have only recently enacted our digital asset treasury strategy, our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of bitcoin. The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. In December 2023, the FASB issued ASU 2023-08, which we have adopted.

ASU 2023-08 requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 also requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. As a result, volatility in our earnings may be significantly more than what we experienced in prior periods.

The availability of spot ETPs for bitcoin and other digital assets may adversely affect the market price of our listed securities.

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to bitcoin through traditional investment channels, and instead generally were only able to hold bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to bitcoin through investment vehicles that hold bitcoin and issue shares representing fractional undivided interests in their underlying bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. To the extent investors view our common stock as providing exposure to bitcoin, it is possible that the value of our common stock may be influenced by the trading activity and performance of these spot bitcoin ETPs. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. The listing and trading of spot ETPs for ether offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of bitcoin as well as a decline in the value of our common stock relative to the value of our bitcoin.

Although we are an operating company, and we believe we offer a different value proposition than a bitcoin investment vehicle such as a spot bitcoin ETP, investors may nevertheless view our common stock as an alternative to an investment in an ETP, and choose to purchase shares of a spot bitcoin ETP instead of our common stock. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot bitcoin ETPs, we (i) do not seek for our shares of common stock to track the value of the underlying bitcoin we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended (“the Exchange Act”), including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) are a Florida corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our bitcoin holdings or our daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our securities. Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to bitcoin, such as bitcoin futures exchange-traded funds (“ETFs”), leveraged bitcoin futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in our common stock relative to the value of our bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for bitcoin and other digital assets could have a material adverse effect on the market price of our listed securities.

Our digital asset treasury strategy subjects us to enhanced regulatory oversight.

As noted above, several spot bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

A portion of our bitcoin holdings may serve as collateral securing our outstanding indebtedness, and we may incur additional indebtedness or enter into other financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. The FTX collapse may have increased regulatory focus on the digital assets industry. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our listed securities. For example, it is possible that a financial institution could restrict customers from buying shares of our common stock if it were to determine that our common stock’s value is closely tied to the performance of bitcoin, signaling a reluctance to facilitate exposure to virtual currencies.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023, complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived wash trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin.

Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed on May 29, 2025, the SEC or other regulatory agencies may initiate similar actions in the future. As the price of our listed securities is affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our listed securities.

The concentration of our digital asset holdings could enhance the risks inherent in our digital asset treasury strategy.

The concentration of our digital asset holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our digital asset treasury strategy. Any future significant declines in the price of digital assets would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.

As a result of our digital asset treasury strategy, our assets may become concentrated in bitcoin holdings. Accordingly, the emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. As of the date of this prospectus, bitcoin is the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of March 31, 2025, two of the seven largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our bitcoin holdings will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Further, bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions, including capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Substantially all of the bitcoin we own will be held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the bitcoin industry, including third-party services on which we rely, could materially and adversely affect our business.

We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.

We will hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts will not restrict our ability to reallocate our bitcoin among our custodians, and our bitcoin holdings may be concentrated with a single custodian from time to time. In light of the significant amount of bitcoin we will hold, we will continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Any insurance that may cover losses of our bitcoin holdings will cover only a small fraction of the value of the entirety of our bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin. Moreover, our use of custodians exposes us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we may maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our listed securities.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”), a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

A portion of our assets may become concentrated in our bitcoin holdings. While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our digital asset treasury strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our digital asset treasury strategy, our use of leverage, the manner in which our bitcoin is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Our Board of Directors will have broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our bitcoin holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding bitcoin.

Our digital asset treasury strategy exposes us to risk of non-performance by counterparties.

Our digital asset treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of bitcoin, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to bitcoin is custodian performance obligations. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any impact on our business as we have just recently adopted our digital asset treasury strategy, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While we expect that all of our custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our bitcoin holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our use of leverage to acquire bitcoin could increase the risk of our bitcoin treasury strategy.

In the future, we may utilize leverage to acquire bitcoin, which magnifies the potential for loss with our digital asset treasury strategy. As we use leverage to partially finance our acquisition of bitcoin, you will experience increased risks of investing in our securities. If the value of our bitcoin assets increase, then leveraging would cause the value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our bitcoin assets decreases, leveraging would cause the value of our bitcoin assets to decline more sharply than it otherwise would have had we not leveraged our business. Such a decline could negatively affect our ability to service, repurchase, repay or collateralize our debt. The effects of leverage could cause any decrease in asset value for any losses to be greater than any increase in asset value for any corresponding gains. If we incur additional leverage, you will experience increased risks of investing in our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain, in addition to historical information, certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulatory environment and availability of resources. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus or incorporated herein by reference.

Risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found in this prospectus and any accompanying prospectus supplement under the heading “Risk Factors” and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025 under the headings “Risk Factors” and “Business,” as may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus and incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholder. All of the common stock offered by the Selling Stockholder pursuant to this prospectus will be sold by the Selling Stockholder for its own account. We will not receive any of the proceeds from these sales. We may receive up to $126,140,804 aggregate of gross proceeds under the Purchase Agreement from any sales we make to the Selling Stockholder pursuant to the Purchase Agreement. See “Plan of Distribution” elsewhere in this prospectus for more information.

Pursuant to the Forbearance Agreement, the Company agreed, in consideration of the settlement of the Holder’s claims and obligations with respect to one or more Triggering Events (as defined in the applicable Certificate of Designation) that: (i) provided that the Company receives gross proceeds of an aggregate of $10 million or more in the Proposed Offerings (as defined in the Forbearance Agreement), the Company shall concurrently redeem 5,124 of the Series A-1 Preferred Shares allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption (as defined in the Certificate of Designation of the Series A-1 Preferred Shares), (ii) provided that the Company receives gross proceeds of $20 million or more in the Proposed Offerings, the Company shall concurrently redeem 8,200 of the Series A-1 Preferred Shares (or, if less, the remaining Series A-1 Preferred Shares then outstanding assuming the completion of any exercised Reinvestment Right (as defined in the Forbearance Agreement with respect thereto) allocated pro rata among the holders of Series A-1 Preferred Shares in a Company Optional Redemption, (iii) by no later than the first business day following the closing of any Additional Offering (as defined in the Forbearance Agreement), the Company shall redeem any remaining Series C-1 Preferred Shares (after giving effect to any Reinvestment Right with respect thereto) in a Company Optional Redemption, (iv) if the Company sells any securities pursuant to any VRT Potential Offering (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption, and (v) if the Company consummates any EVFM Sale (as defined in the Forbearance Agreement), the Company shall apply 30% of the gross proceeds thereof to redeem any remaining Series C-1 Preferred Shares and/or any remaining Series A-1 Preferred Shares pro rata among the holders of Series C-1 Preferred Shares and/or Series A-1 Preferred Shares in a Company Optional Redemption. We currently intend to use the net proceeds from the sale of securities under the Purchase Agreement following any such redemptions of Series C-1 Convertible Preferred Stock or Series A-1 Convertible Preferred Stock and thereafter, for purchases of digital assets in accordance with our digital asset treasury strategy as well as for general corporate purposes, including working capital and other general and administrative purposes.

We may also use any net proceeds from the Purchase Agreement for acquisitions of complementary products, technologies or businesses, but we do not have any current plans, agreements or commitments for any specific acquisitions at this time other than the transactions contemplated by the Evofem Merger Agreement. We have not reserved or allocated specific amounts for any of these purposes, other than our obligations under the Evofem Merger Agreement to pay the holders of Evofem Biosciences, Inc. (“Evofem”) common stock $1.8 million in exchange for all outstanding shares of Evofem common stock. In addition, we may, in our discretion, use proceeds from the sale of securities offered to this prospectus in order to provide additional funding to Evofem pending the closing of the transactions contemplated under the Evofem Merger Agreement and to satisfy obligations to Evofem’s senior secured noteholder. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. The timing and amount of our actual expenditures will be based on many factors, including, among others, cash flows from operations and any growth of our business. Our management will have broad discretion in applying any net proceeds of this offering. Until the funds are used as described above, we intend to invest any net proceeds from this offering in interest bearing, investment grade securities.

SEVEN KNOTS TRANSACTION

On May 2, 2024, we entered into, pursuant to the Purchase Agreement with Seven Knots, pursuant to which Seven Knots has agreed to purchase from us, from time to time, in our sole discretion, from and after the date of this prospectus and until the termination of the Purchase Agreement in accordance with the terms thereof, shares of our common stock having a total maximum aggregate purchase price of $150,000,000 (the “Purchase Shares”), upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement. As of the date of this registration statement, we have issued and sold an aggregate of 932,549 shares of our common stock pursuant to the Purchase Agreement resulting in gross proceeds of approximately $23,859,196. We may receive gross proceeds of up to $126,140,804 over the remaining term of the Purchase Agreement.

In connection with the Purchase Agreement, we also entered into a Registration Rights Agreement with Seven Knots (the “Registration Rights Agreement”), pursuant to which we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued to Seven Knots pursuant to the Purchase Agreement (the “Registration Statement”) by the later of (i) the 30th calendar day following the closing date, and (ii) the second business day following the date on which we obtain Stockholder Approval (as defined below).

We may, from time to time and at its sole discretion, direct Seven Knots to purchase shares of our common stock upon the satisfaction of certain conditions set forth in the Purchase Agreement at a purchase price per share based on the market price of our common stock at the time of sale as computed under the Purchase Agreement. There is no upper limit on the price per share that Seven Knots could be obligated to pay for common stock under the Purchase Agreement. We will control the timing and amount of any sales of our common stock to Seven Knots, and Seven Knots has no right to require us to sell any shares to it under the Purchase Agreement. Actual sales of shares of common stock to Seven Knots under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including (among others) market conditions, the trading price of our common stock and determinations by us as to available and appropriate sources of funding for us and our operations. Seven Knots may not assign or transfer its rights and obligations under the Purchase Agreement.

Under the applicable Nasdaq rules, we were prohibited from issuing to Seven Knots under the Purchase Agreement more than 332,876 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), until we obtained stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules (“Stockholder Approval”), or (ii) the average price per share paid by Seven Knots for all of the shares of common stock that we  direct Seven Knots to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds the official closing sale price on the Nasdaq Capital Market immediately preceding the delivery of the applicable purchase notice to Seven Knots and (B) the average of the closing sale prices of the our common stock on the Nasdaq Capital market for the five business days immediately preceding the delivery of such purchase notice. We obtained Stockholder Approval at our 2024 annual meeting of stockholders on August 7, 2024.

In all cases, we may not issue or sell any shares of common stock to Seven Knots under the Purchase Agreement which, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots and its affiliates, would result in Seven Knots beneficially owning more than 4.99% of the outstanding shares of our common stock.

Purchase of Shares under the Purchase Agreement

Fixed Purchases

Under the Purchase Agreement, on any business day selected by us where the closing sale price of our common stock equals or exceeds $1.00 per share (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), we may direct Seven Knots to purchase, in what we refer to as a Fixed Purchase, up to the lesser of 100,000 shares or $200,000. The purchase price per share for each such Fixed Purchase will be equal to the lesser of 95% of:

●	the daily volume weighted average price of our common stock for the five trading days immediately preceding the Fixed Purchase date; or

●	the lowest trading price of a share of our common stock on the applicable Fixed Purchase date.

VWAP Purchases

In addition to Fixed Purchases, we also have the right to direct Seven Knots, on any business day on which we have properly submitted to Seven Knots a Fixed Purchase notice for the maximum amount of shares we are then permitted to sell in a Fixed Purchase (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases have theretofore been properly delivered to Seven Knots), to purchase an additional amount of our common stock, which we refer to as a VWAP Purchase, of up to the lesser of:

●	300% of the number of shares to be purchased pursuant to such Fixed Purchase; and

●	30% of the trading volume in our Common Stock during the applicable VWAP Purchase period on the applicable VWAP Purchase date

The purchase price per share for each such Accelerated Purchase will be equal to the lesser of 95% of:

●	the closing sale price of the common stock on the applicable VWAP Purchase date; and

●	the volume weighted average price during the applicable VWAP Purchase period.

Additional VWAP Purchases

We also have the right to direct Seven Knots on a VWAP Purchase date for an Additional VWAP Purchase (and provided that all of the Purchase Shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, including those that have occurred earlier on the same trading day have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), to purchase additional shares of our common stock in another VWAP Purchase, which we refer to as an Additional VWAP Purchase, on the same business day, which shall not exceed $2 million in the aggregate for such VWAP Purchase and Additional VWAP Purchase, of up to the lesser of:

●	300% of the number of shares purchased pursuant to the applicable corresponding Fixed Purchase; and

●	30% of the aggregate shares of our common stock traded during the period on the applicable Additional VWAP Purchase date.

The purchase price per share for each such Additional VWAP Purchase will be equal to the lower of:

●	95% of the volume-weighted average price of our common stock for the applicable Additional VWAP Purchase period; and

●	the closing sales price of our common stock on such Additional VWAP Purchase date.

Termination Rights

We have the right to terminate the Purchase Agreement at any time after the Commencement Date (as defined in the Purchase Agreement), at no cost or penalty, upon three trading days’ prior written notice to Seven Knots. The Company and the Investor may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor the Investor may assign or transfer the Company’s respective rights and obligations under the Purchase Agreement.

Effect of Performance of the Purchase Agreement on our Stockholders

All shares registered in this offering that may be issued and sold by us to Seven Knots under the Purchase Agreement are expected to be freely tradable. Shares registered in this offering may be sold over the term of the Purchase Agreement. The sale by Seven Knots of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Seven Knots, if any, will depend upon market conditions and other factors to be determined by us, in our sole discretion. We may ultimately decide to sell to Seven Knots all, some or none of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Seven Knots, after Seven Knots has acquired the shares, Seven Knots may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Seven Knots by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Seven Knots under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Seven Knots may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Seven Knots and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Seven Knots to purchase up to $150,000,000 of our common stock, exclusive of any shares of common stock that we may issue as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement. As noted above and as of the date of this prospectus, we have issued and sold an aggregate of 932,549 shares of our common stock pursuant to the Purchase Agreement resulting in gross proceeds of approximately $23.9 million. The Purchase Agreement prohibits us from issuing or selling to Seven Knots under the Purchase Agreement shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots, would exceed 4.99% of the outstanding shares of our common stock.

SELLING STOCKHOLDER

This prospectus relates to the offer and resale by Seven Knots of up to 50,000,000 shares of common stock that may be issued by us to Seven Knots under the Purchase Agreement. For additional information regarding the shares of common stock included in this prospectus, see the section titled “Seven Knots Transaction” above. We are registering the shares of common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with Seven Knots on May 2, 2024 in order to permit Seven Knots to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution” in this prospectus, Seven Knots has not had any material relationship with us within the past three years.

The table below presents information regarding Seven Knots and the shares of common stock that may be resold by Seven Knots from time to time under this prospectus. This table is prepared based on information supplied to us by Seven Knots, and reflects holdings as of June 18, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock being offered for resale by Seven Knots under this prospectus. Seven Knots may sell some, all or none of the shares being offered for resale in this offering. We do not know how long Seven Knots will hold the shares before selling them, and we are not aware of any existing arrangements between Seven Knots and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which Seven Knots has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by Seven Knots prior to the offering shown in the table below is based on an aggregate of 2,120,052 shares of our common stock outstanding on June 18, 2025. Because the purchase price to be paid by Seven Knots for shares of common stock, if any, that we may elect to sell to Seven Knots from time to time under the Purchase Agreement will be determined on the applicable dates for such purchases, the actual number of shares of common stock that we may sell to Seven Knots under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by Seven Knots of all of the shares of common stock being offered for resale pursuant to this prospectus.

Selling Stockholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Beneficially Owned After Offering	Percent of Common Stock Beneficially Owned After Offering
Seven Knots, LLC(1)	-	(1)	50,000,000	-	-

(1)	The business address of Seven Knots, LLC is 400 E 66th Street, New York, NY 10065. Seven Knots, LLC’s principal business is that of a private investor. Marissa J. Welner is the beneficial owner of 50% of the membership interests in Seven Knots LLC. Marissa J. Welner has sole voting control and investment discretion over securities beneficially owned directly by Seven Knots, LLC. We have been advised that neither Ms. Welner nor Seven Knots LLC is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Ms. Welner as to beneficial ownership of the securities beneficially owned directly by Seven Knots, LLC.

DILUTION

If you purchase securities in the offering, you will experience immediate dilution to the extent of the difference between the assumed public offering price per share of $1.00 per share of common stock and our as-adjusted pro forma net tangible book value per share immediately after the offering. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. As of March 31, 2025, our net tangible book value was approximately $15.8 million, or approximately $13.04 per share.

Our pro forma net tangible book value on March 31, 2025 was approximately $17.3 million, or $7.13 per share, after giving effect to (i) the issuance of 1,124,342 shares of our common stock at an average sale price of $2.57, resulting in net proceeds of $2.7 million, (ii) the issuance of notes with an aggregate principal balance of $3,713,207 yielding $2,548,000 in proceeds, and (iii) the issuance of 98,880 shares of our common stock in connection with the March 17, 2025 reverse stock split. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

The following table illustrates this per-share of our common stock dilution:

Effective offering price per share of common stock	$1.00
Pro forma net tangible book value per share as of March 31, 2025	$7.13
Decrease in pro forma net tangible book value per share attributable to this offering	$(5.85)
As adjusted pro forma net tangible book value per share as of March 31, 2025 after giving effect to this offering	$1.28
Anti-Dilution per share to the new investor in this offering	$(0.28)

The information above assumes for illustrative purposes that an aggregate of 150,000,000 shares of our common stock were sold during the term of the offering at a sales price of $1.00 per share, which is the minimum price at which we may sell shares under the Purchase Agreement, for aggregate gross proceeds of $150,000,000.

The total number of shares of our common stock reflected in the discussion and tables above is based on 1,207,930 shares of our common stock outstanding as of March 31, 2025, but excludes the following as of such date:

●	2,680 shares of our Common Stock issuable upon exercise of warrants, subject to vesting having a weighted average exercise price of $659,707.35 per share;

●	59 shares of our Common Stock issuable upon exercise of outstanding options under our 2017 Equity Incentive Plan and 2021 Equity Incentive Plan or the 2017 Plan and the 2021 plan, respectively, subject to vesting;

●	2,486 shares of our Common Stock issuable upon a standard conversion of outstanding Series A-1 Convertible Preferred Stock;

●	332 shares of our Common Stock issuable upon a standard conversion of outstanding Series B-1 Convertible Preferred Stock;

●	279 shares of our Common Stock issuable upon a standard conversion of outstanding Series B-2 Convertible Preferred Stock;

●	88 shares of our Common Stock issuable upon a standard conversion of outstanding Series C-1 Convertible Preferred Stock; and

PLAN OF DISTRIBUTION

The common stock offered by this prospectus are being offered by the selling stockholder, Seven Knots, LLC. The shares may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Seven Knots, LLC is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Seven Knots has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Seven Knots has informed us that each such broker-dealer will receive commissions from Seven Knots that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the selling shareholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our common stock sold by the selling shareholder may be less than or in excess of customary commissions. Neither we nor the selling shareholder can presently estimate the amount of compensation that any agent will receive from any purchasers of our common stock sold by the selling shareholder.

We know of no existing arrangements between the selling shareholder or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling shareholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling shareholder, any compensation paid by the selling shareholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our common stock covered by this prospectus by the selling shareholder. As consideration for its irrevocable commitment to purchase our common stock under the Purchase Agreement, we were required to issue to Seven Knots 2,250,000 shares of common stock as Commitment Shares in accordance with the Purchase Agreement on the later of (i) January 2, 2025 and (ii) the Trading Day following the date on which Stockholder Approval is obtained. We issued an aggregate of 46,157 shares of common stock as Commitment Shares to Seven Knots. We have also paid to Seven Knots $25,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by Seven Knots, including the legal fees and disbursements of Seven Knots’ legal counsel, in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Purchase Agreement.

We also have agreed to indemnify Seven Knots and certain other persons against certain liabilities in connection with the offering of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Seven Knots has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Seven Knots specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $200,000.

Seven Knots has represented to us that at no time prior to the date of the Purchase Agreement has Seven Knots or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Seven Knots has agreed that during the term of the Purchase Agreement, neither Seven Knots, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the selling shareholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all of our common stock offered by this prospectus have been sold by the selling shareholder.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “ADTX”.

LEGAL MATTERS

Sheppard, Mullin, Richter & Hampton LLP, New York, New York, will pass upon the validity of the shares of our common stock offered hereby. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

dbbmckennon, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, as set forth in their report, which includes an explanatory paragraph as to our ability to continue as a going concern, dated March 31, 2025, which is incorporated by reference in this prospectus and elsewhere in the registration statement, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Evofem Biosciences, Inc. and Subsidiaries as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, which appear in Aditxt, Inc.’s Current Report on Form 8-K/A filed on March 25, 2025 incorporated by reference in this Registration Statement of Aditxt, Inc., have been audited by BPM LLP, an independent registered public accounting firm, as stated in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Evofem Biosciences, Inc. and Subsidiaries to continue as a going concern as described in Note 1 to the consolidated financial statements) which is also incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance on the report of BPM LLP given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Documents By Reference” are also available on our website, www.aditxt.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement, however the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

●	Current Reports on Form 8-K, filed with the SEC on March 25, 2025 (originally filed on December 12, 2023), April 9, 2025, April 15, 2025, April 17, 2025, April 25, 2025, May 15, 2025, May 19, 2025, May 19, 2025 (originally filed on December 12, 2023), May 27, 2025, and June 9,2025;

●	Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 31, 2025;

●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC on May 15, 2025;

●	Proxy Statement on Schedule 14A filed on July 5, 2024; and

●	the description of our common stock and our preferred stock contained in our Registration Statement on Form 8-A12B/A filed with the SEC on June 17, 2020, and any amendments or reports filed updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to:

Aditxt, Inc.

2569 Wyandotte Street, Suite 101

Mountain View, CA 94043

Phone: (650) 870-1200

You also may access these filings on our website at http://www.aditxt.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.